Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Colony Starwood Homes for the registration of its debt securities, common shares, preferred shares, depositary shares, warrants, purchase contracts, rights and units and to the incorporation by reference therein of our report dated March 22, 2016 (except with respect to the effects of reclassifying the Company’s single-family real estate loan segment as discontinued operations, as described in Note 16, as to which the date is October 11, 2016), with respect to the consolidated financial statements of Colony American Homes, Inc. and Subsidiaries included in the Current Report (Form 8-K/A) of Colony Starwood Homes dated October 11, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

October 11, 2016